EXHIBIT 99.6

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8	CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Algonquin Power & Utilities Corp.

This is the receipt of the Ontario Securities Commission for the Short Form Prospectus of the above Issuer dated October 20, 2011 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

October 20, 2011

Leslie Byberg

Leslie Byberg
Director, Corporate Finance Branch

SEDAR Project # 1811376